EXHIBIT B

GROSVENOR
REGISTERED FUNDS

Offer to Purchase

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

OFFER TO PURCHASE UP TO $101,750,000 IN OUTSTANDING

LIMITED LIABILITY COMPANY INTERESTS

DATED JUNE 27, 2012

LETTER OF TRANSMITTAL MUST BE RECEIVED BY

FRIDAY, JULY 27, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, JULY 27, 2012,

UNLESS THE OFFER IS EXTENDED

To the Investors of Grosvenor Registered Multi-Strategy Fund (TI 1), LLC:

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) is a closed-end, diversified, management investment company organized as a Delaware limited liability company, that invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”). The Fund is offering to purchase, on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the “Offer”), up to $101,750,000 of Interests in the Fund. (As used in this Offer, the term “Interest” or “Interests”, as the context requires, refers to the limited liability company interests in the Fund representing beneficial interests in the Fund.) Purchases would be pursuant to tenders by investors of the Fund (“Investors”) at a price equal to their net asset value as of September 30, 2012 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the “Valuation Date”). This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund’s Operating Agreement, as amended from time to time (the “LLC Agreement”).

The Offer will remain open until 12:00 midnight, Eastern Time, on July 27, 2012 (the “Initial Expiration Date”), or, if the Offer is extended, until any later date that corresponds to the extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the “Expiration Date.”

Unless otherwise instructed in the cover letter to this Offer, Investors who desire to tender an Interest, or a portion of an Interest, for purchase must complete and sign the attached Letter of Transmittal and submit it to the Fund for receipt on or before the Expiration Date. Investors who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Interests. Such Investors must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Investors should realize that the value of the Interests tendered in this Offer likely will change between May 31, 2012 (the last time net asset value was calculated) and the Valuation Date (September 30, 2012, unless the Offer is extended), when the value of the Interests tendered to the Fund for purchase is determined. Investors tendering their Interest should also note that although the tender offer expires on July 27, 2012 (unless the Offer is extended), they will remain Investors in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact the Fund, at the telephone number or

Offer to Purchase—TI 1	Page 1

address set forth below, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

IMPORTANT

None of the Fund, Grosvenor Capital Management, L.P. (the “Adviser”), or any member of the Fund’s Board of Directors makes any recommendation on behalf of the Fund to any Investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests and, if they choose to do so, the portion of their Interests to tender.

Because each Investor’s investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Interests pursuant to the Offer. No person has been authorized by the Fund to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund:

Grosvenor Funds

c/o BNY Mellon Alternative Investment Services

400 Bellevue Parkway

19C-0204

Wilmington, DE 19809

Phone: 1-866-211-4521

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GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

Offer to Purchase

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1.	Summary Term Sheet

This summary highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

The Fund expects, subject to the sole discretion of the board of directors of the Fund (the “Board of Directors”), to offer from time to time to buy a portion of its outstanding Interests at their net asset value (that is, the value of the Fund’s assets minus its liabilities), effective as of the last business day of each calendar quarter. The Board of Directors of the Fund (the “Board of Directors”) has authorized the Fund to offer to purchase Interests in the Fund in an amount up to $101,750,000. This Offer will remain open until 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2012, unless the Offer is extended. The net asset value of an Interest will be calculated for this purpose as of the Valuation Date, which is September 30, 2012 unless the Offer is extended. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•

The Offer is being made to all holders of Interests and is not conditioned on any minimum amount of Interests being tendered. You may tender your entire Interest or a portion of your Interest (defined as a specific dollar value) up to an amount such that you maintain the required minimum capital account balance of at least $50,000 in the Fund, subject to the conditions set forth below.

•

If you tender your entire Interest or a portion of your Interest and the Fund purchases that Interest, you will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for you by BNY Mellon Investment Servicing (US) Inc. (the “Administrator”), entitling you to:

i)	an initial payment (the “Initial Payment”) in cash and/or marketable securities equal to at least 95% of the unaudited net asset value, determined as of the Valuation Date, of the Interest tendered and purchased, which will be paid to you (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Master Fund has requested withdrawals of its capital from portfolio funds to fund the purchase of Interests; and

ii)	a contingent payment (the “Contingent Payment”) in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds) over (b) the Initial Payment. The Contingent Payment, if any, will be payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to the Contingent Payment. Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment. See Section 7.

•

If the Fund accepts the tender of your entire Interest or a portion of your Interest, your proceeds will be funded from one or more of the following sources: cash on hand; withdrawals of capital derived from the portfolio funds in which the Master Fund invests; the proceeds of the sale of or delivery of portfolio securities held by the Fund; or borrowings. See Section 7.

•

Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Interest. If the Fund has not yet accepted your tender of an Interest (or portion of an Interest) before August 23, 2012, you will also have the right to withdraw the tender of your Interest on or after such date. Interests withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein. See Section 6.

•

If you would like the Fund to purchase your entire Interest or a portion of your Interest, and unless otherwise instructed on the cover letter to this Offer, you must complete, sign and either (i) mail the

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enclosed Letter of Transmittal to the Fund at the address listed on page 2 of this Offer to Purchase, (ii) by e-mail the Letter of Transmittal to grosvenordeinvservices@bnymellon.com (please include the words “Grosvenor Fund Tender Documents” in the subject line), or (iii) by fax to (302) 791-2790. All requests to tender Interests must be received by the Fund in good order before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2012 unless the Offer is extended. See Section 5.

•

If you would like to obtain the estimated net asset value of your Interest, which is calculated monthly, contact the Fund at the address listed on page 2 or at (866) 211-4521, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time. The value of your Interest will likely change between the date its net asset value was last calculated and the Valuation Date, which is September 30, 2012 unless the Offer is extended, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. See Section 3.

•

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2012 unless the Offer is extended. Also note that although the Offer will expire on the Expiration Date, you will remain an Investor in the Fund, with respect to any Interest you tender that is accepted for purchase by the Fund through the Valuation Date. Accordingly, the value of your tendered Interest may rise or fall until the Valuation Date.

•	If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal by the Fund. See Section 5.

2.	Background and Purpose of the Offer

The purpose of this Offer is to provide liquidity to Investors who hold Interests in the Fund, as contemplated by and in accordance with the procedures set forth in the Fund’s Confidential Memorandum and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board of Directors that the Fund purchase Interests from Investors four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Adviser, the Board of Directors has approved the Offer, after consideration of various matters, and the recommendation of the Adviser, in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program and the amount of the Offer. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Confidential

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Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the last business day of each month, but is under no obligation to do so.

Net Assets of the Fund

March 31, 2012	$453,503,473
April 30, 2012	$456,628,447
May 31, 2012	$450,121,517	(estimate)
June 1, 2012	$450,361,517	(estimate made with June 1 subscriptions)

3.	Offer to Purchase and Price

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $101,750,000 of Interests that are properly tendered by Investors, and not withdrawn (in accordance with Section 6 below), before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2012, unless the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of the Valuation Date, payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the start of business on June 1, 2012, the Fund had approximately $450.4 million in Interests outstanding (based on the unaudited net asset value of such Interests and including subscriptions made as of June 1, 2012). Investors may obtain monthly estimated net asset value information, which the Fund calculates based on information the Master Fund receives from the managers of portfolio funds in which the Master Fund invests, as of the most recent month-end, by contacting the Fund at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time. The value of an Investor’s Interest will likely change between any such date and the Valuation Date, which is June 30, 2012 unless the Offer is extended, when the value of the Interests tendered by Investors will be determined for purposes of calculating the purchase price of Interests tendered and accepted for purchase.

4.	Amount of Tender

The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered. Subject to the limitations set forth below, Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain a capital account balance of at least $50,000. The Fund reserves the right to reduce the amount to be purchased from any Investor tendering a portion of its Interest so that the required minimum capital account balance is maintained.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $101,750,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Interests unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $101,750,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept a portion of each Interest tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

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5.	Procedure for Tenders

Investors who are clients of certain brokers may be instructed in the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Interests. Such Investors must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Unless otherwise instructed in the cover letter to this Offer, Investors wishing to tender Interests pursuant to the Offer should complete and execute a Letter of Transmittal either: (i) by mail to Grosvenor Funds, c/o BNY Mellon Alternative Investment Services, 400 Bellevue Parkway, 19C-0204, Wilmington, DE 19809, (ii) by e-mail to grosvenordeinvservices@bnymellon.com (please include the words “Grosvenor Fund Tender Documents” in the subject line), or (iii) by fax to (302) 791-2790. Please include the words “Grosvenor Tender Documents” in the subject line. The completed and executed Letter of Transmittal must be received by the Fund, and in good order, no later than the Expiration Date. The Fund recommends that mailed documents be submitted to the Fund via certified mail, return receipt requested.

Investors wishing the Fund to confirm receipt of a Letter of Transmittal should include their e-mail address at the designated place on the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser, or the Board of Directors is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	Withdrawal Rights

Any Investor tendering an Interest pursuant to this Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2012 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after August 23, 2012. To be effective, any notice of withdrawal must be timely received by the Fund at the address set forth on page 2. A form of notice of withdrawal of a tender is available by calling the Fund at the telephone number indicated on page 2. The Fund determines questions as to the form and validity (including time of receipt) of notices of withdrawal, in its sole discretion, and its determinations are final and binding. Interests subject to a tender that has been properly withdrawn are not thereafter deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 5.

7.	Purchases and Payment

For purposes of the Offer, the Fund will be deemed to have accepted for purchase Interests that are tendered as of when it gives written notice to the tendering Investors of its election to purchase the Investor’s Interest. As stated in Section 3 above, the purchase price of an Interest tendered by any Investor and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is September 30, 2012, if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of a calendar month which is at least sixty-five (65) days after the date on which the Offer expires. The net asset value will be

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determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

An Investor whose Interest is tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by the Administrator, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the “Initial Payment”). Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from any portfolio funds, if the Master Fund has requested withdrawals of its capital from such portfolio funds in order to fund the purchase of Interests. The promissory note also will entitle the Investor to receive a contingent payment in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the portfolio funds upon which the Fund’s determination of its net asset value is based) over (b) the Initial Payment (the “Contingent Payment”). The Contingent Payment, if any, will be payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to the Contingent Payment. Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment. The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor’s capital account to have a balance of less than $50,000.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

Any promissory notes paid to tendering Investors will be held for each Investor by the Administrator. Proceeds of the Initial Payment and any Contingent Payment will be wire transferred directly to the account designated by the Investor. Cash payments wired directly to such Investor accounts may be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

It is expected that cash payments for Interests acquired pursuant to the Offer will not exceed $101,750,000 (unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital derived from one or more of the portfolio funds in which the Master Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes, as described above. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Investors, withdrawal of capital derived from the portfolio funds in which the Master Fund invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

8.	Certain Conditions of the Offer

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and of the new Expiration Date. In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Interests will be the next occurring last business day of a calendar month which is at least sixty-five days (65) from the new Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time

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and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund may cancel or suspend the Offer if: (a) the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Master Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Master Fund has a material investment, (v) international or national calamity directly or indirectly involving the United States that is material to the Master Fund or the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Master Fund, the Fund or its Investors if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.

9.	Certain Information About the Fund

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and its telephone number is (312) 506-6500. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Except as described below, none of the Fund, the Adviser, or the Board of Directors has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the last business day of each month) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (e) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (f) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

To the Fund’s knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

Other than the acceptance of subscriptions as of May 1, 2012 and June 1, 2012, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

At a special board meeting on March 29, 2012, the Board of Directors of the Fund (the “Board”) authorized the officers of the Fund to implement a change to the tax status of the Fund that will result in the Fund being classified as a “regulated investment company” (“RIC”) for federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order to effectuate the Fund’s tax

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conversion, the Board also approved, among other things, an amended and restated Limited Liability Company Agreement for the Fund. The anticipated conversion date and anticipated effective date of the amended and restated Limited Liability Company Agreement is January 1, 2013.

Change from Partnership Status to RIC Status Results in Different Tax Reporting to Members

The Fund is currently treated as a partnership for federal income tax purposes. As such, it is not subject to federal income tax. The Fund delivers to its Members information about their allocations of income, gain, loss, deductions and credits for tax purposes on Internal Revenue Service (“IRS”) Schedule K-1. Because the Master Fund (defined below) invests in numerous investment funds that themselves are classified as partnerships, the Fund generally does not receive tax information from such investment funds in a sufficiently timely manner to enable the Fund to prepare its information return in time for Members to file their returns without requesting an extension of the time to file from the IRS or state taxing agencies. Accordingly, Members generally obtain extensions of time to file their tax returns.

As a result of the contemplated change to the tax status of the Fund from a partnership to a RIC, Members will begin receiving information about their income and gain with respect to the Fund on Form 1099, which will be sent to Members by February 15th of each year, starting in 2014. (Members will receive a Schedule K-1 in 2012 for calendar year 2011 and in 2013 for calendar year 2012. Members will receive a Form 1099 in 2014 for calendar year 2013 if the contemplated change in tax status is implemented on January 1, 2013.

Change from Partnership Status to RIC Status Results in a Taxable Transition to a New Investment Portfolio

In order to qualify each year as a RIC, the Fund must satisfy certain requirements relating to sources of its income and diversification of its assets and to distribute substantially all of its net income (including both investment company taxable income and net tax-exempt interest income) and net short-term capital gains (after reduction by net long term capital losses and any available capital loss carryforwards) in accordance with the timing requirements imposed by the Code. If it qualifies for treatment as a RIC and satisfies the above-mentioned distribution requirements, the Fund will not be subject to federal income tax on income paid to its Members in the form of dividends or capital gains distributions.

The Fund invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”) which invests in a diverse group of private investment funds (“Investment Funds”) managed by a select group of alternative asset managers (“Investment Managers”). Because many of the Investment Funds are partnerships and are unable or unwilling to provide the detailed information about their portfolios and income that a RIC needs in order to assure its compliance with the requirements of Subchapter M, the Master Fund plans to withdraw from all or a significant portion of its Investment Fund partnership investments prior to the Fund converting to RIC status, and to reinvest the proceeds in offshore Investment Funds that are considered passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes. As a RIC, the Fund will be able to elect mark-to-market taxation of its indirect PFIC investments through the Master Fund, which will eliminate the need for the types of information required from partnerships and will facilitate the Fund’s compliance with Subchapter M. Electing such mark-to-market taxation, however, will result in substantially all of the Fund’s income and gain being treated as ordinary income, including gain that would otherwise be treated as long-term capital gain if the Fund remained a partnership for federal income tax purposes. As a result, distributions by the Fund to Members will generally be taxable as ordinary income. See “RIC Investments in PFICs” and “Distributions from a RIC,” below.

The Master Fund’s withdrawals from existing partnership Investment Fund investments are expected to be taxable transactions and the Master Fund will recognize gain or loss for income tax purposes with respect to each such withdrawal, depending on whether the proceeds from the particular partnership exceed or are less than the Master Fund’s tax basis in its partnership interest. Such gains and losses will be reflected on the K-1s sent to Members for the tax year in which such withdrawals are made. The Fund expects that most such withdrawals will be made during the last quarter of calendar year 2012 and the resulting gains and/or losses will be reflected on the Schedules K-1 sent to Members with respect to the Fund’s 2012 partnership tax year as described above. As a result of the changes in the Master Fund’s portfolio to facilitate the Fund’s conversion to RIC status, a Member may recognize more taxable income or gain for 2012 than would otherwise occur.

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When the Master Fund fully withdraws from its current Investment Fund investments, many of these Investment Funds are expected to impose holdbacks of withdrawal proceeds until after such Investment Funds’ 2012 year-end audits have been completed. The Master Fund estimates that such holdbacks may be in the range of 5%-10% of the net asset value of the Master Fund’s interest in the applicable Investment Funds, although some Investment Funds might not impose any holdbacks at all. In light of the uncertainty with regard to the level of such holdbacks at this time, it is possible that such holdbacks could affect an aggregate of up to 10% of the net asset value of the Fund. Until such time as the Investment Funds’ 2012 audits have completed, the withdrawal proceeds held back will generally constitute non-interest-earning receivables until as late as April 2013, which may have a material adverse impact on the Master Fund’s and the Fund’s performance over the first year following the Fund’s conversion to a RIC.

The Master Fund plans to invest in PFICs, most of which will be managed by the same group of Investment Managers who manage the Investment Fund partnerships in which the Master Fund currently invests. Despite this continuity of managers, however, the Master Fund expects to replace some of the current Investment Managers with new Investment Managers pursuing similar investment strategies and that the underlying investment portfolios held by the PFICs will differ somewhat from the underlying portfolios held by commonly managed Investment Fund partnerships.

Conversion of Fund from Partnership to RIC Generally Tax-Free

The Fund’s conversion to RIC status will generally be treated as a tax-free contribution of the Fund’s assets to a corporation under the Code, provided the Fund’s assets meet certain diversification requirements that are expected to be met. Accordingly, no gain or loss will be recognized by the Fund or by the Members as a result of this step, except in the case of Members that are C corporations for federal income tax purposes. In order to avoid taxes that would later be imposed on the Fund as a result of having C corporations as Members at the time of the RIC conversion, the Fund will make a “deemed sale election” with respect to the portion of its assets allocable to Members that are C corporations if the Fund’s assets have a net built-in gain (previously untaxed appreciation in value) at that time. As a result of such an election, C corporation Members would recognize gain at the time of the conversion. Because the Master Fund’s withdrawal from Investment Fund partnerships prior to the Fund’s RIC conversion will result in the recognition of any built-in gain at the time of withdrawal, the Fund does not expect to have much built-in gain at the time of its conversion to RIC status.

RIC Qualification Requirements

To qualify as a RIC for income tax purposes, the Fund must derive at least 90% of its annual gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities and currencies, and net income derived from an interest in a qualified publicly traded partnership. The Fund must also distribute to Members at least 90% of its investment company taxable income and 90% of its net tax-exempt interest income for each taxable year. In order to avoid incurring a nondeductible 4% federal excise tax, the Fund must distribute (or be deemed to have distributed) by December 31 of each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which is the excess of its realized net long-term capital gain over its realized net short-term capital loss), generally computed on the basis of the one-year period ending on October 31 of such year, after reduction by any available capital loss carryforwards and (iii) 100% of any ordinary income and capital gain net income from the prior year (as previously computed) that were not paid out during such year and on which the Fund paid no federal income tax. The Board has approved a dividend reinvestment plan (“DRP”) under which dividends distributed by the Fund will be reinvested in the Fund. Members will have the ability to opt out of the DRP.

The Fund must also satisfy certain requirements with respect to the diversification of its assets. The Fund must have, at the close of each quarter of its taxable year, at least 50% of the value of its total assets represented by cash items, U.S. government securities, securities of other RICs, and other securities that, in respect of any one issuer, do not represent more than 5% of the value of the assets of the Fund or more than 10% of the voting securities of that issuer. In addition, at those times, not more than 25% of the value of the Fund’s assets may be invested in securities (other than U.S. Government securities or the securities of other RICs) of any one issuer, or of two or more issuers that the Fund controls and which are engaged in the same

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or similar trades or businesses or related trades or businesses, or of one or more qualified publicly traded partnerships. The Fund will be deemed to satisfy the diversification requirements if the Master Fund’s assets meet these requirements.

RIC Investments in PFICs

The Master Fund expects over time to invest substantially all of its assets in the stock of offshore Investment Funds that are considered PFICs for U.S. federal income tax purposes. A PFIC is any foreign corporation (with certain exceptions) that, in general, meets either of the following tests: (1) at least 75% of its gross income is passive or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. A U.S. investor in a PFIC is subject to federal income tax on its PFIC-related income under one of three alternative tax treatments – “excess distribution” treatment, “qualified electing fund” (“QEF”) treatment, or “mark-to-market” treatment. The Fund plans to make mark-to-market elections with respect to most of the Master Fund’s PFIC investments.

“Marking-to-market” means that the Fund will include as ordinary income in each taxable year the excess, if any, of the fair market value of a PFIC’s stock over the Fund’s adjusted basis in its indirect interest in such stock as of the end of that year. Pursuant to the mark-to-market election, the Fund also will be allowed to deduct (as an ordinary, not capital, loss) the excess, if any, of its indirect adjusted basis in PFIC stock over the fair market value thereof as of the taxable year-end, but only to the extent of any net mark-to-market gains (reduced by any prior deductions) with respect to that stock included by the Fund for prior taxable years under the election. The Fund’s indirect adjusted basis in each PFIC’s stock with respect to which it has made this election will be adjusted to reflect the amounts of income included and deductions taken thereunder. Any gain recognized by the Fund upon the disposition of PFIC stock held indirectly by the Fund for which the Fund has made a mark-to-market election will also be treated as ordinary income. As described in more detail below, this will result in the Fund’s distributions to Members generally being taxable as ordinary income.

If instead of making a mark-to-market election the Fund were to make a QEF election with respect to an indirect PFIC investment, the Fund would be required to include in income each year its pro rata share of the PFIC’s annual ordinary earnings and net capital gain — which it would need to distribute to satisfy the RIC distribution requirement and avoid imposition of the excise tax — even if the PFIC does not distribute those earnings and gain to the Fund, via the Master Fund. Gain recognized by the Fund upon the disposition of PFIC stock for which the Fund has made a QEF election and which the Fund has held directly or indirectly for more than 12 months would be treated as long-term capital gain. In most instances it will be very difficult to make this QEF election because of the extensive information and cooperation that would be needed from any offshore Investment Fund with respect to which a QEF election is made.

If the Fund does not make either a mark-to-market election or QEF election with respect to a PFIC investment, the Fund would be subject to federal income tax on a portion of any “excess distribution” received directly or indirectly on the stock of such PFIC or of any gain from disposition of that stock by the Fund or the Master Fund, plus interest thereon, even if the Fund were to distribute such excess distribution or gain as a taxable dividend to its Members. The balance of the PFIC’s income distributed to the Fund via the Master Fund would be included in the Fund’s investment company taxable income and, accordingly, would not be taxable to the Fund to the extent it distributed that income to its Members.

The Fund may also invest directly or indirectly in other Investment Funds treated as partnerships for U.S. federal income tax purposes. In such cases, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership in applying the RIC qualifying income test. Income derived by the Fund from a direct or indirect investment in a partnership is treated as qualifying income for RIC purposes only to the extent such income is attributable to items of partnership income that would be qualifying income if received directly by the Fund. Although some Investment Fund strategies (e.g., long-short equity funds) generate income that would be qualifying income for RIC purposes, other strategies (e.g., commodity funds, energy funds and real estate funds) produce income that would not be “good” income for RIC qualification purposes. Similarly, the Fund would look through the partnership to the partnership’s underlying assets for purposes of analyzing the Fund’s asset diversification. The Fund will closely monitor its direct and indirect

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investments in Investment Funds that are treated as partnerships in order to assure the Fund’s compliance with Subchapter M requirements.

In addition, in connection with the Master Fund’s withdrawal from existing Investment Fund partnership investments prior to converting to RIC status, certain of these existing Investment Fund partnerships may hold a portion of their investment portfolios in illiquid investments that may not eligible for withdrawal by the Master Fund prior to the Fund converting to RIC status. In order to facilitate compliance with Subchapter M, the Master Fund may, in those instances, transfer the portion of its ownership interest in existing Investment Fund partnerships corresponding to the Fund’s indirect interest in these illiquid investments to one or more newly organized wholly-owned corporate subsidiaries organized either in the Cayman Islands or the State of Delaware. These corporate subsidiaries will be maintained until the illiquid investments they indirectly hold are ultimately disposed of by the Investment Fund partnerships.

Distributions from a RIC

The Fund plans to declare as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to Members for federal, state and local income tax purposes to the extent of the Fund’s current and accumulated earnings and profits. Such distributions are taxable whether they are received in cash or reinvested in the Fund pursuant to the DRP. The Fund expects that its distributions attributable to PFICs for which it makes mark-to-market elections will generally be taxable to Members at ordinary income rates.

The Fund does not currently expect that it will earn qualified dividend income and, therefore, does not anticipate that its distributions to Members will qualify for lower tax rates applicable to qualified dividend income. Likewise, the Fund does not anticipate that any of its dividends paid to Members that are corporations will be eligible for the “dividends received” deduction.

The Fund does not expect to realize much gain that would qualify as long-term capital gain, but the Fund plans to distribute, at least annually, any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) or, alternatively, to retain all or a portion of the year’s net capital gain and pay federal income tax on the retained gain. If the Fund chooses the second alternative, Members of record as of the end of the Fund’s taxable year will include their attributable share of the retained gain in their income for the year as long-term capital gain (regardless of their holding period in Fund Interests), and will be entitled to a tax credit or refund for the tax paid on their behalf by the Fund. Members of record for the retained capital gain will also be entitled to increase their tax basis in their Interests by 65% of the allocated gain.

Distributions of the Fund’s net capital gain (“capital gain distributions”), if any, would be taxable to Members as long-term capital gain, regardless of their holding period in the Interests. Distributions of the Fund’s net realized short-term gains would be taxable as ordinary income. As described above, distributions to a Member will be reinvested in the Fund under the DRP unless the Member opts out of the DRP.

If, for any calendar year, the Fund’s total distributions exceed the Fund’s current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to each Member (up to the amount of the Member’s basis in his or her Interests) and thereafter as gain from the sale of Interests (assuming the Interests are held as a capital asset). The amount treated as a tax-free return of capital will reduce the Member’s adjusted basis in his or her Interests, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale or other disposition of his or her Interests.

With respect to a tax-exempt organization investing in the Fund, if the Fund qualifies as a RIC, dividends and other distributions paid by the Fund will not constitute unrelated business taxable income (“UBTI”), provided such tax-exempt organization has not borrowed money in connection with its investment in the Fund.

Under legislation enacted in 2010, effective for tax years beginning after December 31, 2012, certain net investment income received by an individual having adjusted gross income in excess of $200,000 (or $250,000 for married individuals filing jointly) will be subject to a tax of 3.8 percent. Undistributed net investment income of trusts and estates in excess of a specified amount also will be subject to this tax. Dividends and capital gains distributed by the Fund, and gain realized on sale of Fund Interests, will constitute investment income of the type subject to this tax.

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Dividends and distributions from the Fund following its conversion to RIC status are generally subject to federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular Member’s investment. Such distributions are likely to occur in respect of Interests purchased at a time when the Fund’s net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses. Certain distributions declared in October, November or December to Members of record of such month and paid in the following January will be taxed to Members as if received on December 31 of the year in which they were declared. In addition, certain other distributions made after the close of a taxable year of the Fund may be “spilled back” and treated as paid by the Fund (except for purposes of the non-deductible 4% federal excise tax) during such taxable year. In such case, Members will be treated as having received such dividends in the taxable year in which the distributions were actually made.

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Members should consult their tax advisor to determine the suitability of the Fund as an investment through such plans.

The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable dividends and other distributions paid to and proceeds of share sales, exchanges, or redemptions made by any individual shareholder (including foreign individuals) who fails to furnish the Fund with a correct taxpayer identification number, who has under-reported dividends or interest income, or who fails to certify to the Fund that he or she is a United States person and is not subject to such withholding. The backup withholding tax rate is 28% for amounts paid through 2012. The backup withholding tax rate will be 31% for amounts paid after December 31, 2012. Distributions will not be subject to backup withholding to the extent they are subject to the withholding tax on foreign persons described in the next paragraph. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account and may be claimed as a credit on the record owner’s federal income tax return.

Members who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on distributions by the Fund. Accordingly, the Fund may not be appropriate investments for non-U.S. investors. Each non-U.S. Member must provide documentation to the Fund certifying the Member’s non-United States status.

The Fund will inform its Members of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year.

Gain from Repurchases or Transfers of Interests

Selling Members will generally recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the Member’s adjusted tax basis in the Interests sold. If the Interests are held as a capital asset, the gain or loss will be a capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income tax rate for gains recognized on the sale of capital assets held for one year or less (in 2012, 35%), or (ii) through 2012, 15% for gains recognized on the sale of capital assets held for more than one year (as well as any capital gain distributions) (0% for individuals in the 10% or 15% tax brackets). Any loss on a disposition of Interests held for six months or less will be treated as a long-term capital loss to the extent of any capital gain distributions received with respect to those Interests. For purposes of determining whether Interests have been held for six months or less, the holding period is suspended for any periods during which the Member’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property, or through certain options or short sales. Any loss realized on a sale or exchange of Interests will be disallowed to the extent those Interests are replaced by other Interests within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Interests (whether through the reinvestment of distributions or otherwise). In that event, the basis of the replacement Interests will be adjusted to reflect the disallowed loss.

Sales charges paid upon a purchase of Interests cannot be taken into account for purposes of determining gain or loss on a sale of the shares before the 91st day after their purchase to the extent a sales charge is

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reduced or eliminated in a subsequent acquisition of Interests of the Fund, during the period beginning on the date of such sale and ending on January 31 of the calendar year following the calendar year in which such sale was made, pursuant to a reinvestment or exchange privilege. Any disregarded amounts will result in an adjustment to the Member’s tax basis in some or all of any other shares acquired.

Under Treasury regulations, if a Member realizes a loss on disposition of the Fund’s shares of $2 million or more for an individual Member or $10 million or more for a corporate Member, the Member must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but under current guidance, shareholders of a RIC are not exempt. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Members should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances. Under certain circumstances, certain tax-exempt entities and their managers may be subject to excise tax if they are parties to certain reportable transactions.

Consequences of Failure to Satisfy RIC Requirements

If the Fund does not qualify as a RIC for any taxable year, the Fund’s taxable income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to Members as ordinary income. Such distributions will be eligible to be treated as qualified dividend income with respect to Members who are individuals and will be eligible for the dividends received deduction in the case of Members taxed as corporations, provided certain holding period requirements are met. In order to requalify for taxation as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions.

The foregoing briefly summarizes some of the important federal income tax consequences to Members of the Fund when the Fund elects to be and qualifies as a RIC. This summary reflects the federal tax law as of the date of this Offer to Purchase, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors. Unless otherwise noted, this discussion assumes that an investor is a United States person and holds Interests as a capital asset. This discussion is based upon current provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations by the courts or the IRS retroactively or prospectively. Investors should consult their tax advisors regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

10.	Certain Federal Income Tax Consequences

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. The Investor generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Interest. An Investor’s basis in the Investor’s remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor’s basis in such Investor’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of the Investor’s Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

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11.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer. A copy of this statement may be obtained from the Fund by contacting the Fund at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

12.	Financial Statements

The following financial statements of the Fund are incorporated by reference: audited financial statements for the period ended March 31, 2012, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 8, 2012 (Accession No. 0001193125-12-265018); unaudited financial statements for the period ended September 30, 2011, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on December 9, 2011 (Accession No. 0000950123-11-102553); and audited financial statements for the period ended March 31, 2011, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 7, 2011 (Accession No. 0000950123-11-057245).

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